ADVISORS SERIES TRUST
OPERATING EXPENSES LIMITATION AGREEMENT
    THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of March 31, 2025 by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series listed in Appendix A, which may be amended from time to time (each a “Fund”, and together the “Funds”), and the investment adviser of the Fund(s), Pacific Income Advisers, Inc. (the “Adviser”).
WITNESSETH:
    WHEREAS, the Adviser renders advice and services to the Fund(s) pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Investment Advisory Agreement”); and
    WHEREAS, pursuant to the Investment Advisory Agreement, each Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and
    WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;
    WHEREAS, the Adviser and the Funds desire for this Agreement to supersede the Amended and Restated Operating Expenses Limitation Agreement dated March 31, 2020;
    NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:
1.Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) by with respect to each Fund. In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.
2.Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s Investment Advisory or management fee detailed in the Investment Advisory Agreement and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses, extraordinary expenses such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.
3.Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.
4.Term. This Agreement shall remain in effect from March 31, 2025 until March 31, 2026, unless sooner terminated by the Board of Trustees of the Trust (the “Board”) as provided herein.
5.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser.

This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.
6.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
7.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8.Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST	PACIFIC INCOME ADVISERS, INC.
on behalf of the series listed on Schedule A

By: /s/ Jeffrey T. Rauman	By: /s/ Guy Torres

Print Name: Jeffrey T. Rauman	Print Name: Guy Torres

Title: President	Title: Managing Director, Secretary

Appendix A

Fund and Share Class	Operating Expense Limit
PIA BBB Bond Fund	0.19%
PIA MBS Bond Fund	0.28%
PIA Short-Term Securities Fund	0.39%
PIA High-Yield Fund	0.65%
PIA High Yield (MACS) Fund	0.25%

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